YIREN DIGITAL LTD.

10/F, Building 9, 91 Jianguo Road

Chaoyang District, Beijing 100022

The People’s Republic of China

September 30, 2020

VIA EDGAR

Mr. Ben Phippen, Staff Accountant

Mr. Michael Volley, Staff Accountant

Office of Financial Services

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:           Yiren Digital Ltd. (the “Company”)

Form 20-F for the Fiscal Year Ended December 31, 2019

Filed May 15, 2020

File No. 001-37657

Dear Mr. Phippen and Mr. Volley:

The Company has received the letter dated September 24, 2020 (the “September 24 Letter”) from the staff of the Securities and Exchange Commission (the “Staff”) regarding the Company’s Form 20-F for the fiscal year ended December 31, 2019 (the “2019 Form 20-F”). In the September 24 Letter, you requested that the Company respond to the Staff’s comments within 10 business days or advise the Staff when the Company will respond. The Company respectfully advises the Staff that it continues to work on its responses and that it will require additional time in order to respond fully to your letter due in part to the week-long public holiday in China that runs from October 1, 2020 through October 8, 2020. The Company is therefore requesting an extension until October 22, 2020 and expects to respond no later than that date.

If you have any additional questions or comments regarding the 2019 Form 20-F, please contact the Company’s U.S. counsel, Z. Julie Gao of Skadden, Arps, Slate, Meagher & Flom LLP, at +852 3740 4863. Thank you very much.

Very truly yours,

/s/ Na Mei
Na Mei
Chief Financial Officer

cc:        Ning Tang, Executive Chairman and Chief Executive Officer, Yiren Digital Ltd.

Z. Julie Gao, Esq., Skadden, Arps, Slate, Meagher & Flom LLP

Shu Du, Esq., Skadden, Arps, Slate, Meagher & Flom LLP

Elsie Zhou, Deloitte Touche Tohmatsu Certified Public Accountants LLP